

December 12, 2022

Wallace Cooney
Chief Financial Officer
Graham Holdings Co
1300 North 17th Street
Arlington, VA 22209

>   **Re: Graham Holdings Co**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 25, 2022**
>   **Form 8-K furnished November 2, 2022**
>   **File No. 001-06714**

Dear Wallace Cooney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished November 2, 2022

Exhibit 99.1, page 14

1. We note the non-GAAP adjustments to eliminate net losses (gains) on marketable equity securities and net interest expense related to the fair value adjustment of the mandatorily redeemable noncontrolling interest appear to be changing the basis of accounting applied under U.S. GAAP. Please tell us how you considered whether these adjustments substitute individually tailored recognition and measurement methods, which could violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services